Paul Hastings LLP

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San Francisco, CA 94105-3441

telephone (415) 856-7000

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www.paulhastings.com

July 11, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Preliminary Proxy Soliciting Materials for:
Elfun Government Money Market Fund (File No. 811-05904)
Elfun Tax-Exempt Income Fund (File No. 811-02735)
Elfun Income Fund (File No. 811-03715)

Ladies and Gentlemen:

On behalf of the above-named registrants (the “Registrants”), we hereby respond to the oral comments provided by the staff of the Securities and Exchange Commission on June 26, 2014, with respect to the Registrants’ combined preliminary proxy soliciting materials filed on June 18, 2014.

Those comments are repeated below and organized in the same fashion as presented by the Commission’s staff. These responses are based on discussions with, and information from, the Registrant.

1.	Comment: Please update the exhibit list in the next planned amendment of the registration statement for each Registrant to cross-reference the specific registration statement filing rather than stating that the item was previously filed.

Response: Comment accepted. The Registrants will update their registration statements accordingly.

2.	Comment: Please explain the meaning of the term reclassification when used throughout the proxy materials as indicating a change from fundamental to non-fundamental or other intended meaning.

Response: Comment accepted. The Registrant will revise that disclosure.

3.	Comment: Please refer to the specific exemptive order number and date where the order is referenced and defined initially on page 4.

Response: Comment accepted. The disclosure has been revised accordingly.

Securities and Exchange Commission

July 11, 2014

4.	Comment: On page 5, please refer to the board of each fund rather than each board when referring to a board’s recommendation, and use the same phrase elsewhere as appropriate.

Response: Comment accepted. The disclosure has been revised accordingly.

5.	Comment: In the disclosure on page 7 about each proposal not being contingent on the approval of other proposal, please clarify that approval of each item under proposal 3 is not contingent on the approval of any other item.

Response: Comment accepted. The disclosure has been revised accordingly.

6.	Comment: On page 9, please provide the address for the sub-adviser, SSgA FM, as required by Items 22(c).

Response: Comment accepted. The disclosure has been revised accordingly.

7.	Comment: On page 10, please clarify the meaning of indirect liabilities in the discussion of the indemnity provision.

Response: Comment accepted. The disclosure has been revised accordingly.

8.	Comment: On page 14, please disclose that the adviser does not pay the sub-advisers’ fees and that the sub-advisers’ fees will be disclosed only on an aggregate basis.

Response: Comment accepted. The disclosure has been revised accordingly.

9.	Comment: On page 15, please state whether any Registrant has yet used the exemptive order.

Response: Comment accepted. The disclosure has been revised accordingly.

10.	Comment: On page 17, please disclose the adviser’s material conflicts of interest, such as its interest in using a less expensive sub-adviser.

Response: As stated in the exemptive order (see text referring to fn. 11), GEAM does not believe it has a conflict of interest because it manages the Fund on a reimbursed cost basis, so there is no incentive to select either a low or high fee sub-adviser.

11.	Comment: Please add prominent disclosure at the beginning of the proxy materials that each item under proposal 3 would take effect immediately upon approval, such as has been disclosed on page 18.

Response: Comment accepted. The disclosure has been revised accordingly.

12.	Comment: On page 19, please explain what is meant by “issues relating to certain investment policies” and explain how the efficiency of portfolio management could be improved.

Response: Comment accepted. The disclosure has been revised accordingly.

Securities and Exchange Commission

July 11, 2014

13.	Comment: Under the heading “Effect of Proposed Changes . . .” please also state that risks may be increased to the extent certain investments are used as explained in the disclosure that follows.

Response: Comment accepted. The disclosure has been revised accordingly.

14.	Comment: On page 20, in the explanation of the diversification policy, please explain that up to 25% of total assets could be invested in a single issuer.

Response: Comment accepted. The disclosure has been revised accordingly.

15.	Comment: With respect to proposal 3A, and each other proposal under proposal 3, please add sub-headings to clarify and separate the disclosure about the current investment policy, the proposed investment policy and the potential risks of the change. For example, with proposal 3A, a new sub-heading about potential risks would appear above the paragraph referring to greater market and credit risks.

Response: Comment accepted. The disclosure has been revised accordingly.

16.	Comment: On page 22 with respect to proposal 3B, please explain why structured investment vehicles are excluded under the proposed policy.

Response: Comment accepted. A structured investment vehicle does not necessarily reflect a particular industry—rather, such a vehicle generally constitutes a pooling of underlying assets. The disclosure has been revised to clarify that structured investment vehicles would not be considered part of the same industry unless the underlying assets on a look-through basis would be considered part of the same industry.

17.	Comment: On page 22 with respect to proposal 3C, please disclose in plain English why a “mutual fund’s policy on borrowing is closely related to its policy on senior securities.”

Response: Comment accepted. The disclosure has been revised accordingly.

18.	Comment: On page 23, please disclose why “permitted leveraged investments” are permitted (i.e., because of law or policy).

Response: Comment accepted. The disclosure has been revised accordingly.

19.	Comment: On page 23, with respect to proposal 3C, and with respect to other proposals, please add sub-headings to clarify and separate the disclosure about the current investment policy, the proposed investment policy and the potential risks of the change.

Response: Comment accepted. The disclosure has been revised accordingly.

20.	Comment: On page 23, in the last paragraph, please explain in plain English why “permitted leveraged investments . . . might be construed as entailing ‘borrowing’” for purposes of an investment restriction and provide an example.

Securities and Exchange Commission

July 11, 2014

Response: Comment accepted. The disclosure has been revised accordingly.

21.	Comment: On page 24, under proposal 3D, please disclose that the Tax-Exempt Fund’s stated policy that it will not make any loan if more than 20% of its assets would be subject to security lending agreements represents only current policy for that fund.

Response: Comment accepted. The disclosure has been revised accordingly.

22.	Comment: Under proposal 3E, please provide a pro forma fee and expense table showing the effect on a fund’s fees and expenses of engaging in short sales as permitted by the new restriction.

Response: The requested table of updated expenses has not been provided because the affected Funds are not expected to engage in any material level of short sales. If short sales become more likely, the applicable Registrant would update its fee and expense table as required.

23.	Comment: On page 26, also with respect to proposal 3E, please revise the sentence referring the policy on senior securities under proposal 3J to make it less confusing because proposal 3J does not directly refer to short selling. Please also provide a plain English explanation of what is meant in on that page by “better net results on portfolio transactions.”

Response: Comment accepted. The disclosure has been revised accordingly.

24.	Comment: On page 26, with respect to proposal 3E, please add additional sub-headings as requested above.

Response: Comment accepted. The disclosure has been revised accordingly.

25.	Comment: On page 28, with respect to proposal 3G, please add a reference to the restrictions on leverage limits in the parenthetical referring to limits on illiquid investments.

Response: Comment accepted. The disclosure has been revised accordingly.

26.	Comment: Also on page 28, with respect to proposal 3G, please disclose whether the use of commodities as permitted by the proposed policy would represent a principal strategy for any Registrant.

Response: Comment accepted. The disclosure has been revised to state that the use of newly permitted commodities would not represent a principal strategy for any Registrant.

27.	Comment: On page 29, in the last paragraph, in discussing the board’s ability to adopt a non-fundamental policy, please make the sentence less confusing because a board could always adopt a non-fundamental policy.

Response: Comment accepted. The disclosure has been revised accordingly.

28.	Comment: On page 32, with respect to proposal 3J, please add more risk disclosure such as the risk from having investment exposure exceed the value of an investment and the risk that investment returns would be subject to the return on referenced assets.

Securities and Exchange Commission

July 11, 2014

Response: Comment accepted. The disclosure has been revised accordingly.

29.	Comment: On page 32, also with respect to proposal 3J, please state why permitted leveraged investments (as defined) are permitted.

Response: Comment accepted. The disclosure has been revised accordingly.

30.	Comment: On page 32, please disclose the types of swaps the Registrants normally would use.

Response: Comment accepted. The disclosure has been revised accordingly.

31.	Comment: On page 33, provide increased risk disclosure with respect to leverage.

Response: Comment accepted. The disclosure has been revised accordingly.

32.	Comment: On page 32, after the reference to proposal 3C with respect to borrowing, please add parenthetical text summarizing the risks of borrowing. And, after the table showing the current and proposed policy, please state that unitholder approval would be needed to change the policy once it becomes a fundamental policy.

Response: Comment accepted. The disclosure has been revised accordingly.

33.	Comment: On page D-2, please add a heading.

Response: Once the proxy statement was converted to typeset, all of the text in Exhibit D fit into one page. Therefore, page D-2 no longer exists in the current version of the proxy statement.

34.	Comment: On the proxy card, please briefly explain the meaning of the term reclassifications.

Response: Comment accepted. The document has been revised accordingly.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Securities and Exchange Commission

July 11, 2014

Very truly yours,

/s/ DAVID A. HEARTH
David A. Hearth
for PAUL HASTINGS LLP

  cc: GE Asset Management Incorporated